SO
314

CM
44

SECU[illegible] 03002855 [illegible]MISSION
Was[illegible]

OMB APPROVAL
OMB Number 3235-0123
Expires: September 30,1998
Estimated average burden hours per response ... 12.00

SEC FILE NUMBER
8-52936

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
JAN 2 8 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 11/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First MidAmerica Investment Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3916 Sherman Avenue
(No. and Street

St. Joseph,	Missouri	64506-3648
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Hemke (816) 387-4400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in tins Report*

Clifton Gunderson LLP
(Name - *if individual, state last, first, middle name*)

2301 Village Drive	St. Joseph,	Missouri	64506
(Address)	(city)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential Persons who are to respond to the collection of information contained is this form are not required to respond unless, the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Hemke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First MidAmerica Investment Corporation, as of November 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Sole Stockholder
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section* 240.17a-5(e)(3).

FIRST MIDAMERICA INVESTMENT CORPORATION

St. Joseph, Missouri

FINANCIAL STATEMENTS

November 30, 2002 and 2001

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
First MidAmerica Investment Corporation
St. Joseph, Missouri

We have audited the accompanying statements of financial condition of First MidAmerica Investment Corporation as of November 30, 2002 and 2001, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First MidAmerica Investment Corporation as of November 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

St. Joseph, Missouri
January 9, 2003

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF FINANCIAL CONDITION
November 30, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 19,983	$ 1,844
Certificates of deposit	--	30,000
Restricted deposits with clearing organization:		
Cash and cash equivalents	24,000	116
Securities	--	24,049
Receivable from clearing organization	38,642	44,204
Receivable from officer	5,179	5,179
Prepaid expenses	11,292	1,203
Total current assets	99,096	106,595
PROPERTY AND EQUIPMENT		
Leasehold improvements	32,583	31,804
Computer equipment	2,348	2,348
Furniture and fixtures	15,975	2,927
Total, at cost	50,906	37,079
Less accumulated depreciation	11,347	3,632
Total property and equipment	39,559	33,447
OTHER ASSETS		
Income tax deposit	8,377	--
TOTAL ASSETS	$ 147,032	$ 140,042

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
STOCKHOLDER'S EQUITY		
Common stock, $1par value; 30,000 shares authorized and 15,000 shares issued	$ 15,000	$ 15,000
Additional paid-in capital	55,080	55,080
Retained earnings	76,952	69,962
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 147,032	$ 140,042

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF INCOME
Years Ended November 30, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 553,639	$ 333,317
Dividends	11	748
Interest	1,402	2,497
Net gains (loss) on securities	(98)	3,943
Other income	110	530
Total revenues	555,064	341,035
OPERATING EXPENSES		
Compensation of officers	336,900	170,400
Salaries and wages	25,444	13,905
Payroll taxes	12,292	8,463
Consulting fees	14,969	7,320
Training and education	2,118	4,314
Rent	28,332	7,742
Repairs	55	57
Cable	1,486	986
Cleaning and janitorial	362	499
Telephone	4,196	2,742
Utilities	1,399	802
Professional fees	14,976	2,194
Research fees	320	319
Regulatory fees and costs	5,508	3,042
Licenses and permits	--	90
Advertising	4,409	2,496
Dues and subscriptions	1,922	336
Depreciation	7,715	3,632
Office supplies	4,274	2,552
Postage and delivery	946	219
Printing and reproduction	--	332
Miscellaneous	5,203	1,371
Automobile	9,000	--
Travel and entertainment	6,499	--
Insurance	1,716	--
Other expenses	23,033	--
Total operating expenses	513,074	233,813
NET OPERATING INCOME	41,990	107,222
LOSS RELATED TO MJK BANKRUPTCY	--	(28,834)
NET INCOME	$ 41,990	$ 78,388

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended November 30, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES, NOVEMBER 1, 2000	$ 15,000	$ 55,080	$ (8,426)	$ 61,654
Capital contributions	--	40,000	--	40,000
Capital distributions	--	(40,000)	--	(40,000)
2001 net income	--	--	78,388	78,388
BALANCES, NOVEMBER 30, 2001	15,000	55,080	69,962	140,042
Distributions from Sub-Chapter S earnings	--	--	(35,000)	(35,000)
2002 net income	--	--	41,990	41,990
BALANCES, NOVEMBER 30, 2002	$ 15,000	$ 55,080	$ 76,952	$ 147,032

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended November 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 41,990	$ 78,388
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	7,715	3,632
Effect of changes in operating assets and liabilities:		
Restricted deposits with clearing organization	165	(3,935)
Receivable from clearing organization	5,562	(44,204)
Receivable from officer	--	(5,179)
Prepaid expenses	(10,089)	(1,203)
Income tax deposit	(8,377)	--
Net cash provided by operating activities	36,966	27,499
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales (purchases) of CD's	30,000	(30,000)
Purchase of property and equipment	(13,827)	(37,079)
Net cash provided by (used in) investing activities	16,173	(67,079)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions from Sub-Chapter S earnings	(35,000)	--
Net cash used in financing activities	(35,000)	--
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,139	(39,580)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,844	41,424
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 19,983	$ 1,844

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
November 30, 2002 and 2001

First MidAmerica Investment Corporation was formed on January 20, 1999 in the state of Missouri and operates as an originating broker registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB), the Securities Industry Association (SIA), and the Securities Investor Protection Corporation (SIPC). The Company was capitalized in 2000, however its registrations were finalized and brokerage operations began in March 2001. The Company utilizes a single clearing broker to transact all market activity. This clearing broker is responsible for the flow of all customer funds and securities. The Company receives a commission from the clearing broker for originating these transactions. The Company's customers are primarily higher income individuals located within the Midwest.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not restricted in use or held for sale in the ordinary course of business.

SECURITIES

Marketable securities are stated at market value, with the unrealized gain or loss reflected as a component of operating income.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, with depreciation calculated using the straight-line method over the assets' estimated useful lives, which range from 5 to 7 years.

INCOME TAXES

The Company, with the approval of its shareholder, has elected Sub-Chapter S treatment for income tax purposes. The effect of this election is that all tax liabilities and benefits related to the Company pass directly through to the Shareholder's income tax return. Accordingly, the Company has no income tax provision or liability. The Company is required to maintain a federal tax deposit to compensate for its election of a fiscal, rather than a calendar, year end. This deposit balance is adjusted annually, and is reflected as an asset of the Company.

This information is an integral part of the accompanying financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
November 30, 2002 and 2001

NOTE 1 - RESTRICTED DEPOSITS WITH CLEARING ORGANIZATION

The Company has executed a Correspondent Clearing Agreement with a clearing broker requiring the Company to maintain a security deposit with the broker as partial security for the Company's due performance of its duties, responsibilities, and liabilities under the agreement. This account totaled $24,000 at November 30, 2002 and $24,165 at November 30, 2001. The Company executed a new Correspondent Clearing Agreement in December 2001 that expires in December 2003, and began activities under this agreement in January 2002.

NOTE 2 - RECEIVABLE FROM CLEARING ORGANIZATION

Balances that are due from the clearing organization represent commissions due to the Company for transactions originated through the clearing organization. These balances are not collateralized.

NOTE 3 - SECURITIES

Securities held within the restricted deposit account discussed in Note 1 were reflected at their market value on November 30, 2001 of $24,049. These securities are publicly traded equity investments and the Company's cost basis in them was $20,464 at November 30, 2001. These securities were liquidated in 2002 and the restricted deposit is held in cash or cash equivalent accounts at November 30, 2002.

NOTE 4 - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. At November 30, 2002 and November 30, 2001 the Company had net capital of $81,831 and $95,926, respectively, and were required to have $50,000.

NOTE 5 - LOSS RELATED TO MJK BANKRUPTCY

For the period ending November 30, 2001 the Company's clearing organization filed for bankruptcy protection in September 2001. Although covered by SIPC for loss, a provision of that coverage allowed SIPC to segregate approximately 10% of the Company's security deposit held by the clearing organization along with withholding all of the September commissions earned. The segregated securities totaled $3,235 at market value and the commissions withheld totaled $25,599. The potential for recovering these assets is not currently determinable, and the Company has accordingly taken a charge against earnings for the full amount of them. There were no losses related to the bankruptcy for the period ended November 30, 2002, nor were any of the amounts withheld by SIPC recovered.

NOTE 5 - LOSS RELATED TO MJK BANKRUPTCY (CONTINUED)

As discussed in Note 1, the Company affiliated with a new clearing organization in December 2001.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease that expired on August 31, 2002. Subsequent to August 2002 this space has been leased on a month-to-month basis at the same rental terms. Rental expense under this lease totaled $10,332 and $7,742, respectively, for 2002 and 2001.

The Company executed an agreement with a similar originating broker located in Milwaukee, Wisconsin on November 20, 2002. That agreement calls for that originating broker to assign to the Company its rights and interest in all of its active and inactive accounts as of December 31, 2002 in exchange for a payment of $1,000 on that date. The Company will open a branch office in Milwaukee on that date, and agrees to sublease office space from the originating broker through December 31, 2003 at $1,960 per month.

The Company has agreed to purchase various office furniture for $11,524. On November 20, 2002, the Company paid a down payment of $6,000, with the remaining balance of $5,524 to be paid upon delivery of the furniture in January 2003.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company pays its sole shareholder an annual rent payment of $18,000 for the use of additional office space in the shareholder's home. In addition, the Company pays the shareholder $3,000 per quarter for use of the shareholder's vehicle. Vehicle payments of $9,000 were made in 2002. Both of these agreements are discretionary.

SUPPLEMENTAL INFORMATION

FIRST MIDAMERICA INVESTMENT CORPORATION
COMPUTATIONS OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
November 30, 2002 and 2001

	2002	2001
Credits		
Stockholder's equity	$ 147,032	$ 140,042
Debits		
Bank overdraft	314	--
Non-allowable assets	64,407	39,829
Net capital before haircuts on securities positions	82,311	100,213
Haircuts on securities positions	480	4,287
Net capital	81,831	95,926
Minimum net capital requirement	50,000	50,000
Excess net capital	$ 31,831	$ 45,926

Differences existing between the above computations for 2002 and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing include:

Net capital - per unaudited Form X-17A-5 Part IIA filing	$ 73,240
Adjustments resulting from audit	
Increase in commissions receivable	1,986
Increase in depreciation	14,979
Increase in prepaid expenses	(8,429)
Reduction in property and equipment	55
Net capital - per above	$ 81,831

FIRST MIDAMERICA INVESTMENT CORPORATION
COMPUTATIONS FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
Years Ended November 30, 2002 AND 2001

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3 and is exempt under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this rule.

REPORT ON INTERNAL CONTROL

Clifton Gunderson LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First MidAmerica Investment Corporation

In planning and performing our audit of the financial statements of First MidAmerica Investment Corporation, for the year ended November 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We noted other matters involving the internal control over financial reporting that we have reported to management of First MidAmerica Investment Corporation in a separate letter dated January 9, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Stock Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Clifton Gunderson LLP
St. Joseph, Missouri
January 9, 2003